EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

(Unaudited)

	For the
	Nine Months
	Ended	For the Years Ended
	September 26,	December 28,	December 29,	December 30,	December 31,	December 26,
(In thousands, except ratio)	2004	2003	2002	2001	2000	1999
Earnings From Continuing Operations Before Fixed Charges

Income before income taxes, minority interest and income/loss from joint ventures	$301,030	$508,070	$504,433	$332,204	$637,830	$501,912
Distributed earnings from less than fifty- percent owned affiliates	7,996	9,299	6,459	14,859	19,375	13,061
Adjusted pre-tax earnings from continuing operations	309,026	517,369	510,892	347,063	657,205	514,973
Fixed charges less capitalized interest	39,966	57,752	60,023	64,069	80,876	63,313
Earnings from continuing operations before fixed charges	$348,992	$575,121	$570,915	$411,132	$738,081	$578,286

Fixed charges

Interest expense, net of capitalized interest	$31,802	$46,704	$48,697	$51,405	$68,566	$52,503
Capitalized interest	5,393	4,501	1,662	459	―	―
Portion of rentals representative of interest factor	8,164	11,048	11,326	12,664	12,310	10,810
Total fixed charges	$45,359	$62,253	$61,685	$64,528	$80,876	$63,313

Ratio of earnings to fixed charges	7.69	9.24	9.26	6.37	9.13	9.13

Note:                   The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company’s Annual Report on Form 10-K for the year ended December 28, 2003.